Exhibit 19.1

OPORTUN FINANCIAL CORPORATION INSIDER TRADING POLICY

INTRODUCTION

This policy determines acceptable transactions in the securities of Oportun Financial Corporation (the “Company” or “Oportun”) by our employees, directors, consultants and advisors. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a “tippee”).

INSIDER TRADING POLICY

Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided.

Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s stock (even if your decision to trade is not based on such inside information), advise anyone else to do so or communicate the information to anyone else (other than employees whose job responsibilities require the information and are bound by this policy) until you know that the information has been publicly disseminated. This policy also applies to all family members and other household members of those covered by this policy and all entities controlled by those covered by this policy. You may never recommend to another person that he or she buy, hold or sell our stock. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

(a)financial results or forecasts;

(b)major new services and product offerings or processes;

(c)acquisitions or dispositions of assets, divisions, companies, etc.;

(d)pending public or private sales of debt or equity securities;

(e)declaration of stock splits, dividends or changes in dividend policy;

(f)regulatory results;

(g)top management or control changes;

(h)possible tender offers or proxy fights;

(i)significant writeoffs;

(j)significant litigation or settlement;

(k)impending bankruptcy;

(l)gain or loss of a significant contract with partners or other major contract awards or cancellations;

(m)pricing changes or discount policies;

(n)significant changes in corporate objectives;

(o)corporate partner relationships;

(p)notice of issuance of patents; and

(q) a significant cybersecurity incident experienced by the company that has not yet been made public.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed and widely known to the public. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

STOCK TRADING BY OFFICERS AND DIRECTORS AND OTHER MEMBERS OF MANAGEMENT

Because the officers and directors and certain members of management of the Company are the most visible to the public and are most likely, in the view of the public, to possess inside information about the Company, we require them to do more than refrain from insider trading. We require that they limit their transactions in the Company’s stock to defined time periods following public dissemination of quarterly and annual financial results and notify, and receive approval from the Company’s Chief Financial Officer or the Company’s General Counsel, prior to engaging in transactions in the Company’s stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

Covered Insiders

The provisions outlined in this stock trading policy apply to all officers and directors of the Company. In addition, certain members of management and other employees, who are designated by the Chief Executive Officer or the Chief Financial Officer and informed of such designation (“Covered Persons”), are subject to additional restrictions because of their access to sensitive Company information. Generally, any entities or immediate family members, members of the Covered Persons household or others whose trading activities are controlled by any of such Covered Persons should be considered to be subject to the same restrictions; provided, however, that this insider trading policy does not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws.

Window Period

Generally, except as set forth in this policy, Covered Persons designated to be subject to the Covered Windows policy may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the filing of the Company’s quarterly or annual earnings announcement with the Securities and Exchange Commission and closes at the close of business on the 15th day of the third month of the then-current fiscal quarter. This window period may be closed early or may not open if, in the judgment of the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel, there exists undisclosed information that would make trades by Covered Persons inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. A Covered Person who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer or General Counsel who will consult with the Company’s counsel. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

Exceptions to Window Period

1.ESPP/Option Exercises and Net Share Settlement. Covered Persons who are eligible to do so may (i) purchase stock under the Company’s Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period and exercise options for cash granted under the Company’s stock option plans without restriction to any particular period and (ii) net settle equity awards and have the Company withhold shares of common stock to satisfy tax withholding obligations when the equity awards vest. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options or pursuant to the ESPP and the delivery of vested RSUs is subject to all provisions of this policy.

2. 10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director or officer or other member of management that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of inside information about the Company and the Company had not imposed any trading blackout period, (ii) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy and the securities laws. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan.

3.Transfers by will or the laws of descent. Transfers by will or the laws of descent or distribution and, provided that prior written notice is provided to a Clearing Officer, distributions or transfers (such as certain tax planning or estate planning transfers) that effect only a change in the form of beneficial interest without changing your pecuniary interest in the Company’s securities; and

4.Stock distributions. Changes in the number of the Company’s securities you hold due to a stock split or a stock dividend that applies equally to all securities of a class, or similar transactions.

Pre-Clearance and Advance Notice of Transactions

In addition to the requirements above, executive officers and directors and other senior members of management may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan, pledge, hedge or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from either the Company’s Chief Financial Officer or General Counsel (each a “Clearing Officer”) at least two business days in advance of the proposed transaction.

The Clearing Officer will then determine whether the transaction may proceed and, if so, will direct the Compliance Coordinator (as identified in the Company’s Section 16 Compliance Program) to assist in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Advance notice of gifts or an intent to exercise an outstanding stock option shall be given to the Clearing Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan shall also be given to the Clearing Officer. Upon completion of any transaction, the officer or director or other member of management must immediately notify the Compliance Coordinator and any other individuals identified in Section 3 of the Company’s Section 16 Compliance Program so that the Company may assist in any Section 16 reporting obligations.

Prohibition of Speculative or Short-term Trading

No officer, director, employee or consultant to Oportun may engage in short sales, transactions in put or call options, hedging transactions, margin accounts, pledges, or other inherently speculative transactions with respect to the Company’s stock at any time.

Short-Swing Trading/Control Stock/Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company’s Section 16 Compliance Program, and any notices of sale required by Rule 144.

Prohibition of Trading During Pension Fund Blackouts

In accordance with Regulation BTR under the Exchange Act, no director or executive officer of the Company may, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of the Company (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR) with respect to such equity security, if a director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition does not apply to any transactions that are specifically exempted, including but not limited to, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order. The Company will notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR.

Exceptions

The only exceptions to these trading restrictions are permitted transactions directly with the Company, such as option exercises for cash. However, the subsequent sale, including the sale of shares in a cashless exercise or other disposition of stock, is subject to these restrictions.

EXHIBIT A
FREQUENTLY ASKED QUESTIONS
1.What is insider trading?

A: Insider trading is the buying or selling of stocks, bonds, futures, or other securities by someone in possession of material nonpublic information. Insider trading also includes trading in options (puts and calls) the price of which is linked to the underlying price of a company’s stock. It does not matter how many shares you buy or sell, or whether it has an effect on the stock price – if you have material nonpublic information and you trade, you have broken the law.

2.Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the marketplace. Requiring those who have such information to disclose (the information to the public) or abstain (from trading) ensures an even playing field.

3.What is material, nonpublic information?

A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond future, or other security. This could mean many things – financial results, potential mergers, acquisitions, major contracts, etc. Information is nonpublic if it has not yet been released and widely disseminated to the public. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information.

4.Who can be guilty of insider trading?

A: Anyone who buys or sells a security while in possession of material, nonpublic information. It does not matter if you are not an executive officer or director, or even if you do not work at Oportun – if you know something material about the value of a security that not everyone else does, regardless of who you are, you can be found guilty of insider trading.

5.What if I work in a foreign office?

A: There is no difference. The policy and law applies to you. Because our common stock trades on a U.S. securities exchange, the insider trading laws of the United States apply. The U.S. Securities and Exchange Commission (the “SEC”) (a U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (“FINRA”) (a private regulator that oversees U.S. securities exchanges) routinely investigate trading in a company’s securities conducted by internationally-based individuals and firms. In addition, as an Oportun employee or consultant, our policies apply to you no matter where in the world you work.

6.What if I don’t buy or sell anything, but I tell someone else the information and they buy or sell?

A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee”. If the tippee buys or sells based on that material nonpublic information, you might still be guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members might be guilty of insider trading too. As a result, you may not discuss material nonpublic information about Oportun with anyone outside Oportun, including spouses, family members, friends, or business associates. This includes anonymous discussion on the Internet about Oportun or companies with which Oportun does business.

7.What if I don’t tell them the information itself, I just tell them whether they should buy or sell?

A: That is still tipping, and you can still be found guilty of insider trading. According to our policies, you may never recommend to another person that they buy, hold or sell our common stock or any derivative security related to our common stock, since that could be a form of tipping.

8.What are the penalties if I trade on inside information, or tip off someone else?

A: In addition to disciplinary action by the Company – which may include termination – anyone found liable in a civil case for trading on inside information may need to pay the U.S. government an amount equal to any profit made or any loss avoided and may also face a penalty of up to three times this amount. Persons found liable for tipping inside information, even if they did not trade themselves, may face a penalty of up to three times the amount of any profit gained or loss avoided by everyone in the chain of tippees. In addition, anyone convicted of criminal insider trading can face prison terms and additional fines.

9.What is “loss avoided”?

A: If you sell common stock or a related derivative security before negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

10.Am I restricted from trading securities of any companies other than Oportun (for example a customer or competitor of Oportun)?

A: Possibly. U.S. insider trading laws restrict everyone from trading in a company’s securities based on material nonpublic information about that company, regardless of whether the person is directly connected with that company. Therefore, if you obtain material nonpublic information about another company, you should not trade in that company’s securities. You should be particularly conscious of this restriction if, through your position at Oportun, you sometimes obtain sensitive, material information about other companies and their business dealings with Oportun.

11.So if I do not trade Oportun securities when I have material nonpublic information, and I don’t “tip” other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. Our policies are stricter than the law requires so that we and our employees and consultants can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.

12.If I am aware of new product or service developments that have not been announced to the public, do I possess material non-public information?

A: In most circumstances, Oportun does not consider new product and service developments to be material information that would require the closing of the trading window with respect to those individuals that are aware of these developments. However, there are circumstances where a new product or service in development or issues with respect to current or past products or services could be so significant that it constitutes material nonpublic information. In these circumstances, you will be notified by email if the trading window is closed for you.

13.So when can I buy or sell my Oportun securities?

A: According to our policies, if you have material nonpublic information, you may not buy or sell our common stock until the third trading day after that information is released or announced to the public. At that point, the information is considered public. Even if you do not have material, nonpublic information, you may not trade in our common stock during any trading “blackout” period. (Blackout periods will be appropriately communicated and updated as required.)

14.If I have an open order to buy or sell Oportun securities on the date the trading window closes, my broker will cancel the open order and won’t execute the trade, right?

A: No. If you have any open orders at the time the trading window closes, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after the trading window closes, it is a violation of our insider trading policy and may also be a violation of the insider trading laws.

15.Am I allowed to trade derivative securities of Oportun? Or short Oportun common stock?

A: No. Under our policies, you may not trade in derivative securities related to our common stock, which includes, but is not limited to publicly-traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.

“Derivative securities” are securities other than common stock that are speculative in nature because they permit a person to leverage his or her investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) “put options” and “call options”. These are different from employee stock options, which are not derivative securities.

“Short selling” is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the stock price will decrease during the period of borrowing.

16.Why does Oportun prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted such policies because of the temptation it represents to try to benefit from a relatively low cost method of trading on short-term swings in stock prices (without actually holding the underlying common stock) and encourages speculative trading. For this reason, we have decided to prohibit employees and consultants from such trading. As we are dedicated to building stockholder value, short selling our common stock is adverse to our stated values and would not be received well by our stockholders.

17.Can I purchase Oportun securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.

“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

18.Why does Oportun prohibit me from purchasing Oportun securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess insider information at the time of the call. If your margin call were called at a time when you had insider information and you could not or did not supply other collateral, you and Oportun could be subject to litigation based on your insider trading activities: the sale of the stock (through the margin call) when you possessed material nonpublic information. The sale would be attributed to you even though the lender made the ultimate determination to sell. The U.S. Securities and Exchange Commission takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

19.Can I pledge my Oportun shares as collateral for a personal loan?

A: No. Pledging your shares as collateral for a personal loan could cause you to transfer your shares during a trading blackout period. As a result, you may not pledge your shares as collateral for a loan.

20.Can I exercise stock options during a trading blackout period or when I possess material nonpublic information?

A: Yes. You may exercise the option and receive shares, but you may not sell the shares (even to pay the exercise price or any taxes due) or otherwise net settle the option during a trading blackout period or any time that you have material nonpublic information. Also note that if you choose to exercise and hold the shares, you will be responsible at that time for any taxes due.

21.Am I subject to the trading blackout period if I am no longer an employee or consultant of Oportun?

A: It depends. If your employment with Oportun ends on a day that the trading window is closed, you will be subject to the trading blackout period then in effect. If your employment with Oportun ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave Oportun, you should not trade in Oportun securities if you possess material nonpublic information. That restriction stays with you as long as the information you possess is material and not released by Oportun.

22.Can I gift stock while I possess material nonpublic information or during a trading blackout period?

A: Because of the potential for the appearance of impropriety, you may not make gifts, whether to charities, to a trust or otherwise, of our common stock when you possess material nonpublic information or during a trading blackout period.

23.What if I purchased publicly-traded options or other derivative securities before I became an Oportun employee (or contractor or consultant)?

A: The same rules apply as for employee stock options. You may exercise the publicly-traded options at any time, but you may not sell such securities during a trading blackout period or at any time that you have material nonpublic information.

24.May I own shares of a mutual fund that invests in Oportun?

A: Yes.

25.Are mutual fund shares holding Oportun subject to the trading blackout periods?

A: No. You may trade in mutual funds holding our common stock at any time.

26.May I use a “routine trading program” or “10b5-1 plan”?

A: Yes, subject to the requirements discussed in our Insider Trading Policy. A routine trading program, also known as a 10b5-1 plan, allows you to set up a highly structured program with your stock broker through which you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 plan, you must contact the Legal team for approval.

27.What happens if I violate our insider trading policy?

A: Violation of our policies may result in severe personnel action, including a memo to your personnel file and up to and including termination of your employment or other relationship with Oportun. In addition, you may be subject to criminal and civil enforcement actions by the government.

28.Who should I contact if I have questions about our insider trading policy?

A: You should contact our Legal team.